Moving iMage Technologies, Inc.

17760 Newhope Street

Fountain Valley, California 92075

July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moving iMage Technologies, Inc.
Registration Statement on Form S-1
File Number 333-234159

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Moving iMage Technologies, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-234159) be accelerated to 4:30 p.m., Eastern Time, on Wednesday, July 7, 2021, or as soon as practicable thereafter.

Please contact Thomas J. Poletti at (714) 371-2501 or Katherine J. Blair at (310) 312-4252 of Manatt, Phelps & Phillips, LLP with any questions you may have regarding this request. In addition, please notify Ms. Blair by telephone when this request for acceleration has been granted.

Respectfully,

MOVING IMAGE TECHNOLOGIES, INC.

By:	/s/ Phil Rafnson
Name:	Phil Rafnson
Title:	President and Chief Executive Officer

cc:	Manatt, Phelps & Phillips, LLP